

SECUF 02006616 MISSION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-40780 |



### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coventry Investment Services Limited Partnership

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1302 Concourse Drive, Suite 202
(No. and Street)

Linthicum (City) Maryland (State) 21090 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. Drought (410) 850-9060
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

One North Charles Street (Address) Baltimore (City) Maryland (State) 21201 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

# OATH OR AFFIRMATION

I, Geraldine M. Mullan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Investment Services Limited Partnership, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Executive Officer, CPSC Investment Services Corp., General Partner of Coventry Investment Services Limited Partnership

Title

Notary Public

MY COMMISSION EXPIRES 6/01/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# COVENTRY INVESTMENT SERVICES LIMITED PARTNERSHIP

Financial Statements and Schedules

Years ended December 31, 2001 and 2000 with Report of Independent Auditors

Coventry Investment Services Limited Partnership

Financial Statements and Schedules

Years ended December 31, 2001 and 2000

## Contents



0201-0260960-BAL

ERNST & YOUNG

Ernst & Young LLP
One North Charles
Baltimore, Maryland 21201

Phone: (410) 539-7940
www.ey.com

# Report of Independent Auditors

Partners
Coventry Investment Services Limited Partnership

We have audited the accompanying balance sheets of Coventry Investment Services Limited Partnership (the Partnership) as of December 31, 2001 and 2000, and the related statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coventry Investment Services Limited Partnership at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 18, 2002

Coventry Investment Services Limited Partnership

Balance Sheets

| | December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Assets** | | |
| Current assets: | | |
| Cash | **$16,214** | $21,482 |
| Prepaid expenses | **3,331** | 3,564 |
| Total current assets | **$19,545** | $25,046 |
| | | |
| **Liabilities and partners' capital** | | |
| Current liabilities: | | |
| Accounts payable to related party | **$ 2,032** | $ 4,169 |
| Accounts payable | **617** | – |
| Total current liabilities | **2,649** | 4,169 |
| | | |
| Partners' capital: | | |
| General partner | **(63,701)** | (65,914) |
| Limited partners | **80,597** | 86,791 |
| Total partners' capital | **16,896** | 20,877 |
| Total liabilities and partners' capital | **$19,545** | $25,046 |

*See accompanying notes.*

Coventry Investment Services Limited Partnership

Statements of Operations

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Revenue: | | |
| Commissions | **$42,750** | $ 14,750 |
| | | |
| Expenses: | | |
| Salaries | **15,005** | 26,880 |
| Occupancy expenses: | | |
| Rent | **452** | 2,169 |
| Insurance | **9** | 24 |
| Taxes—real estate and property | **71** | 98 |
| | **532** | 2,291 |
| Office expenses: | | |
| Supplies | **69** | 253 |
| Communications | **57** | 78 |
| Office equipment maintenance | **15** | 72 |
| Office equipment rental | **50** | 128 |
| Courier and postage | **249** | 235 |
| | **440** | 766 |
| Regulatory licenses and dues | **7,197** | 5,754 |
| Accounting and audit fees | **4,921** | 4,500 |
| Professional expenses: | | |
| Conference | **370** | – |
| Travel and entertainment | **17** | – |
| | **387** | – |
| Other expenses: | | |
| Overhead allocation | **5,229** | 4,835 |
| Other | **185** | 189 |
| | **5,414** | 5,024 |
| Total expenses | **33,896** | 45,215 |
| Net income (loss) | **$ 8,854** | $(30,465) |

*See accompanying notes.*

Coventry Investment Services Limited Partnership

Statement of Partners' Capital

| | General Partner | Limited Partners | Total Partners' Capital |
|---|---|---|---|
| Balance at December 31, 1999 | $(58,298) | $89,842 | $31,544 |
| Contributions | – | 53,516 | 53,516 |
| Distribution of preferred return | – | (33,718) | (33,718) |
| Net loss for 2000 | (7,616) | (22,849) | (30,465) |
| Balance at December 31, 2000 | (65,914) | 86,791 | 20,877 |
| Contributions | – | **54,323** | **54,323** |
| Distribution of preferred return | – | **(35,640)** | **(35,640)** |
| Repayment of capital | – | **(31,518)** | **(31,518)** |
| Net income for 2001 | **2,213** | **6,641** | **8,854** |
| Balance at December 31, 2001 | **$(63,701)** | **$80,597** | **$16,896** |

*See accompanying notes.*

Coventry Investment Services Limited Partnership

Statements of Cash Flows

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| **Operating activities** | | |
| Net income (loss) | **$ 8,854** | $(30,465) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable from related party | **–** | 10,750 |
| Prepaid expenses | **233** | 783 |
| Accounts payable | **617** | – |
| Accounts payable to related party | **(2,137)** | (3,602) |
| Net cash provided by (used in) operating activities | **7,567** | (22,534) |
| **Financing activities** | | |
| Partner contributions (distributions), net | **(12,835)** | 19,798 |
| Net decrease in cash | **(5,268)** | (2,736) |
| Cash at beginning of year | **21,482** | 24,218 |
| Cash at end of year | **$16,214** | $ 21,482 |

*See accompanying notes.*

Coventry Investment Services Limited Partnership

Notes to Financial Statements

December 31, 2001

## 1. Organization and Significant Account Policies

### Organization

Coventry Investment Services Limited Partnership (the Partnership) was formed on October 1, 1988, to act as a broker/dealer for the sale of direct participation program securities. The Partnership acts as a placement agent for the sale of limited partnership interests on behalf of other affiliated entities that provide comprehensive services in the field of continuing care for the aging.

### Revenue Recognition

The Partnership records commission revenue upon the closing of placement transactions.

### Income Taxes

No provision for federal and state income taxes is necessary in the financial statements because the Partnership is not subject to federal and state income taxes. The tax effect of its activities accrues to the partners.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Distributions to Partners

The Partnership is required to distribute an annual preferred return equal to 12% of the additional capital advanced by the limited partners annually for the funding of its first year's expenses and all capital necessary to maintain the SEC net capital requirements. For 2001 and 2000, the preferred return earned and distributed was $35,640 and $33,718, respectively. The aggregate preferred returns since inception of $308,368 have been returned to the Partnership as additional capital contributions by the limited partners.

Coventry Investment Services Limited Partnership

Notes to Financial Statements (continued)

### 3. Related Party Transactions

As described in Note 1, the Partnership acts as a placement agent for the sale of securities, including limited partnership interests in its affiliates.

A substantial portion of the Partnership's expenses are incurred by CCRC Provider Services Corporation "CPSC," the parent of the Partnership's partners. These expenses, which include salaries, rent, office expenses and overhead, are allocated to the Partnership based on an estimate of resources used. If the Partnership operated independently of its parent, the expenses incurred could differ significantly from those reported in the accompanying statements of operations.

During the years ended December 31, 2001 and 2000, the Partnership had the following related party transactions:

| | 2001 | 2000 |
|---|---|---|
| Commission revenue earned from Coventry Resources L.P. (a limited partner) | **$42,750** | $14,750 |
| Amount due to CPSC for operating expenses | **(2,032)** | (4,169) |

### 4. Subsequent Event

During 2001, the Partnership formalized an agreement with a person licensed as a securities broker, who agreed to become the president of the general partner of the Partnership, in order to enable the Partnership to sell common or preferred stock or convertible debt instruments of Coventry CareLink Holding Corp. As a condition of the agreement, the securities broker was to take all steps required to maintain good standing with the NASD. As of January 19, 2002, the securities broker did not complete all of the required continuing education requirements in a timely manner and his securities license has been suspended pending further review. At the present time, the Partnership is authorized to sell only direct participation securities in private placement offerings to select investors.

Coventry Investment Services Limited Partnership

Computation of Net Capital

Schedule I

| | Year ended December 31 | |
|---|---|---|
| | **2001** | **2000** |
| Broker or Dealer | | |
| 1. Total ownership equity from Balance Sheets | **$16,896** | $20,877 |
| 2. Deduct ownership equity not allowable for Net Capital | – | – |
| 3. Total ownership equity qualified for Net Capital | **16,896** | 20,877 |
| A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital | – | – |
| B. Other (deductions) or allowable credits (List) | – | – |
| 4. Total capital and allowable subordinated liabilities | **16,896** | 20,877 |
| 5. Deductions and/or charges: | | |
| A. Total nonallowable assets from Balance Sheets (Prepaid expenses and accounts receivable from related party) | **3,331** | 3,564 |
| B. Secured demand note deficiency | – | – |
| C. Commodity futures contracts and spot commodities proprietary capital charges | – | – |
| D. Other deductions and/or charges | – | – |
| 6. Other additions and/or allowable credits (List) | – | – |
| 7. Net capital before haircuts on securities positions | **13,565** | 17,313 |
| 8. Haircuts on securities (computed, where applicable, pursuant to 15(c)3-1(f)): | | |
| A. Contractual securities commitments | – | – |
| B. Subordinated securities borrowings | – | – |
| C. Trading and investment securities: | – | – |
| 1. Exempted securities | – | – |
| 2. Debt securities | – | – |
| 3. Options | – | – |
| 4. Other securities | – | – |
| D. Undue concentration | – | – |
| E. Other (List) | – | – |
| 9. Net capital | **$13,565** | $17,313 |

There were no differences between the above Computation of Net Capital and the Partnership's computation included in Part IIA of the Form 17a-5(a) as of December 31, 2001.

Coventry Investment Services Limited Partnership

Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule II

December 31, 2001

Exemption to SEC Rule 15c3-3

Coventry Investment Services, L.P. claims an exemption from SEC Rule 15c3-3 as Coventry Investment Services, L.P. carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker/dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker/dealer and customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Coventry Investment Services, L.P."

ERNST & YOUNG

Ernst & Young LLP
One North Charles
Baltimore, Maryland 21201

Phone: (410) 539-7940
www.ey.com

# Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

Partners
Coventry Investment Services Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedules of Coventry Investment Services Limited Partnership (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or, that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or the operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the partners, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 18, 2002